July 21, 2022

VIA EDGAR

David L. Orlic, Esq.

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549-8629

RE:	Securian Funds Trust (the “Registrant”)
Post-effective amendment pursuant to Rule 485(a)(1) of the Securities Act of 1933
File Nos.: 002-96990 and 811-04279
Filing Date: June 1, 2022

Dear Mr. Orlic:

Thank you for the opportunity to respond to the comments of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”), provided via telephone on July 13, 2022, regarding the post-effective amendment recently filed by the Registrant. The comments pertain to the Registrant’s Post-Effective Amendment No. 75 (Securities Act of 1933) and Amendment No. 73 (Investment Company Act of 1940) to its registration statement on Form N-1A (the “Amendment”). The Amendment was filed with the SEC pursuant to Rule 485(a)(1) of the Securities Act of 1933 (the “Securities Act”) on Form N-1A on June 1, 2022, and is scheduled to become effective on August 1, 2022.

Each of the Staff’s comments is set forth below, followed by the response of the Registrant.

Comment 1: Please update the introductory expense narrative to each fee table to the most current Form N-1A language.

Response: The full model expense narrative as set forth in Item 3 of the current Form N-1A—specifically as it relates to brokerage commissions, intermediary expenses, and sales charge discounts—is not applicable to the funds of the Registrant. The Registrant is a variable insurance trust, whose funds’ shares are only made available and sold to Minnesota Life Insurance Company and Securian Life Insurance Company (the sole shareholders of each of the Registrant’s funds), and there are no shareholder fees paid from the shareholders’ investments. Accordingly, the Registrant has intentionally modified its expense narrative to those items relevant to the shareholders of the Registrant as permitted by Instruction 1(b) to Item 3 of Form N-1A. Instruction 1(b) to Item 3 of Form N-1A provides, in relevant part:

“Include the narrative explanations in the order indicated. A Fund may modify the narrative explanations if the explanation contains comparable information to that shown. The narrative explanation regarding sales charge discounts is only required by a Fund that offers such discounts and should specify the minimum level of investment required to qualify for a discount as disclosed in the table required by Item 12(a)(1).”

In accordance with Instruction 1(b) to Item 3 of Form N-1A, the Registrant will include the below expense narrative in its 485BPOS, with respect to the affected funds of the Registrant, and will continue to include the below narrative in subsequent filings (bolding now added):

“This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. The table does not reflect charges assessed in connection with the variable life policies or variable annuity contracts, or qualified plans, that invest in the Fund. If these charges were included, the expenses shown in the table below would be higher.”

Comment 2: The SFT Real Estate Securities Fund (the “Fund”) discloses “investment company risk” among its principal risks. However, Acquired Fund Fees and Expenses (“AFFE”) is not included in the Fund’s fee table. Please verify whether AFFE has been incurred, and if so, revise the fee table accordingly.

Response: Historically, the Fund has not invested in other investment companies, and therefore, has not incurred AFFE. The addition of “investment company risk” is a new risk disclosure as part of the transition of the Fund’s day-to-day portfolio management from Securian Asset Management, Inc. (the “Adviser”) to Cohen & Steers Capital Management, Inc. (the “Sub-Adviser”). Under the revised principal investment strategies of the Fund, the possibility of investing a portion of the Fund’s assets in investment companies and other types of pooled investment funds now exists. It is not currently anticipated that the Fund’s investments in other investment companies will be in excess of one (1) basis point (0.01%) of average net assets of the Fund. Accordingly, the Registrant does not believe that the Fund’s fee table needs to be revised for the 485BPOS filing. However, to the extent the Sub-Adviser invests the assets of the Fund in such other investment companies in the future, and the Fund incurs AFFE in excess of one (1) basis point (0.01%) of average net assets of the Fund, those fees and expenses will be included as a new line item on the Fund’s fee table in future filings as required under Instruction 3(f)(i) to Item 3 of Form N-1A.

* * *

Change in Benchmark for the SFT Real Estate Securities Fund. As we discussed telephonically on July 14, 2022, effective August 1, 2022, the benchmark for the Fund will change from the FTSE NAREIT Equity REITs Index to the FTSE NAREIT All Equity REITs Index. This change was not included in the 485APOS filing of the Registrant but will be included in the Registrant’s forthcoming 485BPOS filing. Per the Staff’s request, please find below a revised performance chart showing the performance of the Fund in comparison to the FTSE NAREIT All Equity REITs Index:

Average Annual Total Return (for periods ending December 31, 2021)	1 Year	5 Years	10 Years
Real Estate Securities Fund — Class 1 (inception 2/11/08)	44.41%	11.97%	11.75%
Real Estate Securities Fund — Class 2	44.05%	11.69%	11.47%
FTSE NAREIT All Equity REITs Index (reflects no deduction for fees, expenses or taxes)	41.27%	12.44%	12.24%

Additionally, the following performance chart will be included in the Registrant’s upcoming 485BPOS filing, as well as in the Registrant’s future filings and publications for the ensuing twelve (12) months:

Average Annual Total Return (for periods ending December 31, 2021)	1 Year	5 Years	10 Years
Real Estate Securities Fund – Class 1 (inception 2/11/08)	44.41%	11.97%	11.75%
Real Estate Securities Fund – Class 2	44.05%	11.69%	11.47%
FTSE NAREIT Equity REITs Index[1] (reflects no deduction for fees, expenses or taxes)	43.24%	10.75%	11.37%
FTSE NAREIT All Equity REITs Index[2] (reflects no deduction for fees, expenses or taxes)	41.27%	12.44%	12.24%

(1)	The FTSE NAREIT Equity REITs Index is the benchmark through 7/31/2022. The FTSE NAREIT Equity Index contains all equity REITs except timber and infrastructure REITs.
(2)

The FTSE NARIET All Equity REITs Index is the benchmark beginning 8/1/2022 and thereafter. The FTSE NARIET All Equity REITs Index contains all tax-qualified REITs with more than 50% of total assets in qualifying real estate assets other than mortgages secured by real property that also meet minimum size and liquidity criteria.

Any additional questions or comments may be directed to me by telephone at (651) 303-1392 or by email at jason.thibodeaux@securianam.com. Thank you for your assistance.

Very truly yours,

/s/ Paul Jason Thibodeaux

Paul Jason Thibodeaux
Vice President, Assistant General Counsel
Securian Asset Management, Inc.

cc:	Alan P. Goldberg, Esq.—Stradley Ronon Steven & Young, LLP
Stephen LaChine, Esq.—Stradley Ronon Steven & Young, LLP
Michael T. Steinert, Esq.